September 30, 2011

Via EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:          Behringer Harvard Multifamily REIT I, Inc.

File No. 0-53195

Form 10-K for the year ended December 31, 2010 (the “Form 10-K”)

Dear Mr. Woody:

On behalf of Behringer Harvard Multifamily REIT I, Inc. (the “Company”), I am writing in response to comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K, as set forth in the Commission’s letter dated September 16, 2011.  The headings and comment numbers below correspond to the headings and comment numbers referenced in the Commission’s letter.  In addition, for your convenience, we have reproduced the text of your comments in this letter and included our responses directly below each comment.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Consolidated Statement of Operations, page F-4

1.              Please tell us your basis for presenting interest expense within operations.  Please cite accounting literature relied upon.

Response:

As a real estate investment trust (“REIT”), the Company’s primary line of business is investing and operating multifamily communities. A major activity in the operation of real estate is the financing of the properties, where overall leverage tends to be higher than many other non-financial businesses. It is for this reason that most real estate companies present their balance sheets unclassified with no presentation of working capital, and instead show mortgage and other financing liabilities as the first line under liabilities. Similarly, we consider interest expense to be a component of our operations, particularly during our offering and acquisition phase, and therefore directly related to our rental revenue growth.  Per Regulation S-X Rule 5-03 “Income Statements”, expenses applicable to rental income should be stated separately.  In considering our presentation, we also had reviewed industry practice and noted a significant number of REIT’s present interest expense as an operating expense.

We believe we are in compliance with the requirements of Regulation S-X for the reasons we stated above.

2.              Summary of Significant Accounting Policies

Acquisition Costs, page F-13

2.              We note your accounting policy for acquisition costs related to your investment in unconsolidated real estate joint ventures.  Please tell us how your policy is consistent with 805-10-25-23 of the Accounting Standards Codification which requires you to expense acquisition costs in the period costs are incurred or services are rendered.  In addition, please tell us the amount of acquisition costs you have capitalized within other assets waiting for reimbursement by your advisor as of each reporting date and the average time it takes your advisor to reimburse these costs.

Response:

Our primary acquisition activity includes both business combinations and investments in unconsolidated joint ventures accounted for under the equity method of accounting. Per the Accounting Standards Codification the accounting for acquisition costs is different depending on whether the acquisition is a business combination or equity method acquisition.

Per ASC 805-10-25-23, acquisition costs are expensed in the periods in which the costs are incurred and the services are provided. We note that the requirement to expense requires both the incurring of the expense and the service being provided. Pursuant to our advisory agreement, the Company is only obligated to pay for acquisition costs if the acquisition is completed. For acquisition related costs for activities that do not result in an acquisition, the Company does not incur any costs. The Company assesses the status of potential acquisitions at least quarterly. If our assessment is that it is probable that the potential acquisition will not close, the Company notifies the advisor and is generally reimbursed within 30 days.

We account for our unconsolidated investments in joint ventures under the equity method of accounting.  While acquisition costs incurred in a business combination are to be expensed, ASC 805-10-20 is clear that a business combination requires the acquirer to gain “control”.  As these are unconsolidated joint ventures, we do not have control, and thus these investments in unconsolidated joint ventures are not considered business combinations.  Per ASC 805-50-30-1, “acquisition of assets rather than a business”, assets are recognized based on their acquisition cost including transaction costs in accordance with FAS 141(R), paragraph D4.  Paragraph D4 provides that assets are recognized based on their cost to the acquiring entity, which generally includes transaction costs. Per paragraph B369 of FAS 141(R), the FASB Board acknowledged there was a difference in accounting for acquisition costs between business combinations and other asset acquisitions. Capitalization of transaction costs for equity investments is also consistent with ASC 323-30, “Investments—Equity Method and Joint Ventures — Partnerships, Joint Ventures, and Limited Liability Entities”.  Accordingly, we include acquisition costs in the measurement of the initial unconsolidated equity investment.

However, similar to the discussion of business combination acquisition costs, there may be uncertainty as to the status of the cost for unconsolidated equity investments. Transaction costs related to unconsolidated equity investments that do not close are also subject to the same reimbursement by the advisor. Accordingly, if the investment does not close, the Company will not incur the cost. In addition, there is a time period before we know whether the investment will be a business combination or an investment in an unconsolidated joint venture. It is not uncommon that this determination is not made until the week of closing. As of December 31, 2010 the Company has made 33 investments, 23 of which were investments in unconsolidated joint ventures. Based on the analysis above and due to the insignificance of these amounts in question, until it is determined that the acquisition or investment will be a business combination or an unconsolidated joint venture and not an unsuccessful investment, the Company records acquisition and other transaction costs in other assets. Once the determination is made that the transaction costs relate to a successful business combination, the Company expenses the transaction costs.

The amount of acquisition costs recorded in other assets has not been significant to date. As of December 31, 2010, the amount of acquisition costs recorded in other assets was $66,000.  Of this amount, $65,000 was ultimately expensed in 2011 as a business combination acquisition expense.  The remaining $1,000 related to a potential acquisition that was unsuccessful and was reimbursed from the advisor during 2011.  This compares to total acquisition expense for the year ended December 31, 2010 of $10.8 million. The amount of acquisition costs recorded in other assets as of each of the other quarter ends in 2010 ranged from $7,500 to $66,000.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (214) 365-7183.  My direct fax is (214) 655-1610.

Very truly yours,

/s/ Howard S. Garfield
Howard S. Garfield
Chief Financial Officer

cc:                                 Robert S. Aisner, Chief Executive Officer